HAZARD & SIEGEL, INC.

DEWITT, NEW YORK

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DECEMBER 31, 2019

Confidential Treatment Requested
Per Rule 17a-5(e)(3)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with
the Securities and Exchange Commission simultaneously herewith as a Public Document.

# C O N T E N T S

CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 13942 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HAZARD & SIEGEL, INC.**

| Official Use Only |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**5793 WIDEWATERS PARKWAY**
(No. and Street)

| DEWITT | NEW YORK | 13214 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**DAVID M. MULLEN** **315-414-0722**
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**EVANS AND BENNETT, LLP**

| 2112 ERIE BLVD. E., STE 100 | SYRACUSE | NEW YORK | 13224 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**SEC 1410 (06-02)** **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **DAVID M. MULLEN.**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HAZARD & SIEGEL, INC.**, as of **DECEMBER 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



DAVID M. MULLEN

Signature

**PRESIDENT/CFO**

Title

Notary Public

This report ** contains (check all applicable boxes):

Sandra Wehner
Notary Public, State of New York
No. 01WE6004704
Qualified in Onondaga County
Commission Expires March 30, 2022

☒ (a)  Facing page.

☒ (b)  Statement of Financial Condition.

☒ (c)  Statement of Income (Loss).

☒ (d)  Statement of Cash Flows.

☒ (e)  Statement of Changes in Stockholder's Equity.

☒ (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g)  Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.

☒ (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i)  Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☒ (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.

☒ (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.

☒ (l)  An Oath or Affirmation.

☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)

☒ (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(o)  Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hazard & Siegel, Inc.
Dewitt, New York

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hazard & Siegel, Inc. (a New York Corporation), as of December 31, 2019, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and Schedules I through Schedule IV (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hazard & Siegel, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Hazard & Siegel's management. Our responsibility is to express an opinion on Hazard & Siegel, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hazard & Siegel, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditors' Report on Supplementary Information

The Supplementary Schedules I through Schedule IV has been subjected to audit procedures performed in conjunction with the audit of Hazard & Siegel, Inc.'s financial statement. The supplementary information is the responsibility of Hazard & Siegel, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Supplementary Schedules I through Schedule IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Evans and Bennett, LLP*

Certified Public Accountant
We have served as Hazard & Siegel, Inc.'s auditor since 1999.
Syracuse, New York
February 25, 2020

## HAZARD & SIEGEL, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2019

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 101,962 |
| Commissions receivable | | 258,186 |
| Prepaid expenses | | 5,429 |
| Fixed Asset - Right of Use | | 298,014 |
| Property and equipment - net | | 20,210 |
| | | |
| Total assets | $ | 683,801 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accrued expenses | $ | 266,333 |
| Lease liability | | 306,846 |
| Total liabilities | | 573,179 |
| | | |
| Stockholder's equity: | | |
| Common stock - no par, 100 shares authorized, | | |
| 50 shares issued and outstanding | | 16,000 |
| Additional paid-in capital | | 43,137 |
| Retained earnings | | 51,485 |
| Total stockholder's equity | | 110,622 |
| | | |
| Total liabilities and stockholder's equity | $ | 683,801 |

The accompanying notes are an integral part of these financial statements

- 4 -

## HAZARD & SIEGEL, INC.

## STATEMENT OF LOSS

## YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---:|
| **Revenues:** | | |
| Gains on firm securities investment account | $ | - |
| Revenue from sale of investment company shares | | 833,512 |
| Investment advisory and administrative service fees | | |
| Other revenue | | 2,428,731 |
| Total revenue | | 3,262,243 |
| | | |
| **Expenses:** | | |
| Salary and other employment costs of officers | | 332,612 |
| Employee and registered representatives compensation | | 2,567,192 |
| Regulatory fees and expenses | | 60,163 |
| Other expenses | | 355,106 |
| Total expenses | | 3,315,073 |
| | | |
| Loss before income taxes | | (52,830) |
| | | |
| Provision for income taxes | | 3,248 |
| | | |
| Net Loss | $ | (56,078) |

The accompanying notes are an integral part of these financial statements

# HAZARD & SIEGEL, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### YEAR ENDED DECEMBER 31, 2019

|  | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, January 1, 2019 | $ 16,000 | $ 43,137 | $ 129,996 | $ 189,133 |
| Net loss | - | - | (56,078) | (56,078) |
| Stockholder contributions | - | - | - | - |
| Stockholder distributions | - | - | (22,433) | (22,433) |
| Balance, December 31, 2019 | $ 16,000 | $ 43,137 | $ 51,485 | $ 110,622 |

The accompanying notes are an integral part of these financial statements

HAZARD & SIEGEL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---|
| Subordinated liabilities at January 1, 2019 | $ | - |
| Increases - none | | - |
| Decreases - none | | - |
| Subordinated liabilities at December 31, 2019 | $ | - |

The accompanying notes are an integral part of these financial statements

# HAZARD & SIEGEL, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---:|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (56,078) |
| Adjustments to reconcile net income to net cash provided | | |
| by (used for) operating activities: | | |
| Depreciation | | 8,070 |
| Amortization of right to use asset | | 71,744 |
| Changes in operating assets and liabilities: | | |
| Commissions receivable | | (20,752) |
| Receivables from non-customers | | - |
| Prepaid expenses | | 15,082 |
| Accrued expenses | | 37,694 |
| Net cash provided by operating activities | | 55,760 |
| | | |
| Cash flows from investing activities: | | |
| Purchase of property and equipment | | - |
| Leasehold improvements | | - |
| Net cash used for investing activities | | - |
| | | |
| Cash flows from financing activities: | | |
| Stockholder contributions | | - |
| Stockholder distributions | | (22,433) |
| Payments on lease liability | | (62,912) |
| Net cash used for financing activities | | (85,345) |
| | | |
| Net decrease in cash | | (29,585) |
| | | |
| Cash - beginning | | 131,547 |
| | | |
| Cash - ending | $ | 101,962 |
| | | |
| Supplemental cash flow disclosure: | | |
| Cash paid during the year: | $ | 3,248 |
| Income tax | | |
| | | |
| Lease liability resulting from obtaining right-to-use asset | $ | 369,758 |

The accompanying notes are an integral part of these financial statements

### Note 1. Organization and Nature of Business

Hazard & Siegel, Inc. (the Company) is a regional securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company operates as a broker-dealer, and limits its business to the sales and service of investment company products, insurance company variable insurance products, group annuities within retirement plans, public non-traded REITS, and public non-traded BDCs.

### Note 2. Summary of Significant Accounting Policies

#### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

#### Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes. All securities valuations are from quoted prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

#### Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives vary from 5 to 7 years for office equipment.

## Note 2.  Summary of Significant Accounting Policies (continued)

In May 2014, FASB issued  ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered.  ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows.  This ASU was effective as of January 1, 2018 and was implemented by the Company as of that date. The Company is currently compliant with the new standard and analysis showed no financial statement impact from adoption. The disclosures appear below.

Brokerage Commissions

The Company arranges for the purchase and sale of securities for its customers. Each time a customer enters into a buy transaction, the Company generally recevies a commission. Commissions are recorded on the trade date (the date that the Company fills the trade order by contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date becasue that is when 1.) the underlying financial instrument or purchaser is identified, 2.) the pricing is agreed upon, and 3.) the risks and rewards of ownership have been transferred to the customer.

Distribution fees

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front (trade date), over time, of as a combination thereof. The Company believes that its performance obligation is the sale of securities  to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date as a commission, as outlined in the previous note. For variable amounts paid over time, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Practical expedients

As part of the adoption of the ASU, the Company elected to use the following pracitcal expedients: the Company states its accounts receivable at their transaction price and does not adjust for finaincing components; costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year.

## Note 2.  Summary of Significant Accounting Policies (continued)

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source

| | |
|---|---|
| Municipals | $ 2,418 |
| Investment Company shares | $ 212,126 |
| Variable Insurance products | $ 1,770,272 |
| Non- Securities Insurance | $ 443,173 |
| Distribution fees | $ 618,966 |

Recent Accounting Pronouncements

In February 2016 FASB issued Accounting Standards Update 2016-02, Leases (Topic 842). The new standard sets forth a change in accounting to bring operating leases onto the balance sheet, by way of a Right of Use Asset and a Lease Liability. The right of use asset will be amortized straight line over the life of the lease, while the lease liability will follow NPV amortization as a loan would. This update was effective January 1, 2019, and was implemented by the Company as of that date.

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.  Therefore, no reserves for uncertain income tax positions have been recorded.  In addition, the Company did not record a cumulative effect adjustment related to this adoption.

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes.  There were no such items during the periods covered in this report.

## Note 2.  Summary of Significant Accounting Policies (continued)

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law.  Under these elections, the income, generally, is taxed directly to the stockholder.  New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,000 and is reflected in these financial statements. The Company also accrued $1,500 for anticipated state income tax payments to other states.

### Compensated Absences

The Company has not accrued for compensated absences.  The Company recognizes compensation expense when it is paid to the employees.

### Events Occurring After Reporting Date

Management has evaluated subsequent events through February 25, 2020, which is the date the financial statements were available to be issued.

## Note 3.  Commissions Receivable and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties include financial institutions.  In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk.  The risk of default depends on the creditworthiness of the counterparty.  The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty.  The Company uses the direct write-off method in recognizing bad debt.  There was no bad debt expense incurred during the year ended December 31, 2019.

## Note 4. Fair Value Measurements and Investments

### Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.  Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

## Note 4. Fair Value Measurement and Investments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within Level 1 that are observable for the assset or liability, either directly or indirectly; *Level 3 Inputs* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability

| Investments | Level 1 Inputs Fair Value |
|---|---|
| Fair value of equity securities: | |
| Equity securities | $ - |

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

## Note 5. Off-Balance-Sheet Credit Risk

The Company does not handle either customer cash or securities. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

## Note 6. Property and Equipment - Net

A schedule of property and equipment is as follows:

| | |
|---|---|
| Office equipment | $ 62,752 |
| Leasehold improvements | 12,803 |
| | 75,555 |
| Accumulated depreciation | (55,345) |
| Property and equipment - net | $ 20,210 |

Depreciation expense was $8,070 for the year ended December 31, 2019.

## Note 7.  Commitments and Contingencies

Operating Leases

The Company has a seven year lease on its office in Dewitt, New York with 5793 Widewaters Parkway, LLC commencing in April of 2017 through July 31, 2024. Total Rent expense was $9,246 with an additional amortization of right of use expense of $71,744 for the year ended December 31, 2019.

The Company had a thirty-six month lease with Ford Motor Credit, expiring May 2019. Auto lease expense on this vehicle was $1,834 for the year ended December 31, 2019.

The minimum annual rental commitments over the next five years are as follows:

|  | Real Estate operating lease |
|---|---|
| 2020 | $ 68,569 |
| 2021 | 70,982 |
| 2022 | 73,395 |
| 2023 | 74,803 |
| 2024 | 43,635 |
| Total | 331,384 |
| Less effects of discounting | (24,538) |
| Lease liabilities recognized | $ 306,846 |

### Note 8. Net Capital Requirements

As a registered broker-dealer, Hazard & Siegel, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2019, Hazard & Siegel, Inc.'s aggregate indebtedness and net capital were $275,165 and $65,389 respectively, a ratio of 4.21 to 1 and net capital exceeded the minimum capital requirement of $18,344 by $47,045.

### Note 9. Related Party Transactions

The Company shares the expense of the cost of its Spectrum cable and Northland Communications internet service bill. The annual expense was $2,085 for the year ended December 31, 2019

The Company shares the expense of its errors and omission insurance coverage. The annual expense paid to the related party for the year ended December 31, 2019 was $58,762.

The Company shared the expense for the purchase of new office furniture for the shared conference room facility. This was a single occurrence. The expense incurred by the company was $1,527.

SCHEDULE I

HAZARD & SIEGEL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

| | | |
|---|---|---|
| Net capital computation: | | |
| Total stockholder's equity qualified for net capital | | $ 110,622 |
| | | |
| Non-allowable assets and deductions and/or charges: | | |
| Commissions receivable | 19,594 | |
| Prepaid expenses | 5,429 | |
| Related Party | - | |
| Property and equipment | 20,210 | |
| Total deductions and/or charges | | (45,233) |
| Net capital before haircuts on securities positions | | 65,389 |
| Haircuts on securities: | | |
| Securities and mutual funds | | - |
| | | |
| Net capital | | $ 65,389 |
| | | |
| Computation of aggregate indebtedness | | |
| Items included in the statement of financial condition: | | |
| Accrued expenses | $ 266,333 | |
| Lease liability | 8,832 | |
| Total aggregate indebtedness | | $ 275,165 |
| | | |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6⅔ % of aggregate indebtedness) | $ 18,344 | |
| Minimum dollar net capital requirement of reporting broker-dealer | $ 5,000 | |
| Net capital requirement (the greater of above amounts) | $ 18,344 | |
| Excess net capital at 1,500 percent (net capital less minimum net capital) | | $ 47,045 |
| | | |
| Excess net capital at 1,000 percent (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital) | | $ 37,873 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 4.21 to 1 |

**See independent auditor's report**

SCHEDULE II

HAZARD & SIEGEL, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENT

OF FINANCIAL CONDITION AND NET CAPITAL

DECEMBER 31, 2019

Reconciliation of computation of net capital and aggregate indebtedness:

| | | |
|---|---|---:|
| 1. Net capital, as reported in Company's FOCUS Report, Part IIA | $ | 65,389 |
| Net capital, as computed, per Schedule I | $ | 65,389 |
| 2. Aggregate indebtedness, as per FOCUS Report, Part IIA | $ | 275,165 |
| Aggregate indebtedness, as computed, per Schedule I | $ | 275,165 |

The adjustments made by management during the audit were for normal year end accruals and reconciling items, determined prior to the Company filing of Focus Form X-17A-5 Part II A for December 31, 2019.

**No material differences exist pursuant to Rule 17a-5(d)(4) in relation to Rule 15c3-1.**

SCHEDULE III

HAZARD & SIEGEL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER

RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

The Computation for Determination of Reserve Requirements Under Rule 15c-3-3 is not performed. The Company has claimed exemption form Rule 15c-3-3 under the provisions of section (k)(1) as the Company's sales are limited to mutual funds, variable annuities and related products.

SCHEDULE IV

HAZARD & SIEGEL, INC.

REPORT ON ANY MATERIAL INADEQUACIES

DECEMBER 31, 2019


No material inadequacies existed or were found to have existed since the date of the previous audit date December 31, 2018.

*Evans and Bennett, LLP*

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Hazard & Siegel, Inc.
Dewitt, New York

We have reviewed management's statements, included in the accompanying Exemption Report Under SEC Rule 15c3-3, in which (1) Hazard & Siegel, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hazard & Siegel, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Hazard & Siegel, Inc. stated that Hazard & Siegel, Inc. met the identified exemption provisions throughout the most recent year ending December 31, 2019 without exception. Hazard & Siegel, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazard & Siegel, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Evans and Bennett, LLP*

Certified Public Accountants
Syracuse, New York
February 25, 2020



# Hazard & Siegel
**Fiercely Independent**

## HAZARD & SIEGEL INC.
5793 WIDEWATERS PARKWAY
SYRACUSE, NEW YORK 13214
315-414-0722

To Whom It May Concern:

In accordance with the FINRA Membership agreement applicable to Hazard & Siegel Inc. (CRD #2048), the firm is designated to operate under the exemptive provision of SEC Rule 17a-5(d)(4). The firm does not handle cash or securities on behalf of its customers. Furthermore, the firm activities are limited to those allowed by the exemption.

Therefore, to the best knowledge and belief of the undersigned, the firm is in compliance with Rule 15c3-3 paragraph (k)(1) and has been during the period of January 1, 2019 through December 31, 2019 with no exceptions noted.

23 January 2020



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Alexander S/ Joseph Jr. CEO



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David M. Mullen, President and Chief Compliance Officer